Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

TALARIS THERAPEUTICS, INC.

(Pursuant to Section 242 of the

General Corporation Law of the State of Delaware)

Talaris Therapeutics, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

1. The name of the Corporation is Talaris Therapeutics, Inc. The date of the filing of its original Certificate of Incorporation with the Secretary of State of the State of Delaware was October 30, 2018 (the “Original Certificate”). The name under which the Corporation filed the Original Certificate was Regenerex, Inc. The Corporation filed a Certificate of Conversion along with a Certificate of Incorporation converting from a limited liability company to a corporation under the name of Regenerex, Inc. on October 30, 2018. The Corporation filed an Amended and Restated Certificate of Incorporation under the name Regenerex, Inc. on November 1, 2018. The name of the Corporation was further changed to Talaris Therapeutics, Inc. on March 6, 2019. A Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of Delaware on September 22, 2020. A Third Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on May 11, 2021 (the “Charter”). Pursuant to Section 242 of the General Corporation Law of the State of Delaware (“DGCL”), this Certificate of Amendment (this “Amendment”) amends certain provisions of the Charter.

2. The Board of Directors of the Corporation duly adopted resolutions approving the Amendment, declaring the Amendment to be advisable and recommending for its approval by the stockholders of the Corporation at the Corporation’s special meeting of the stockholders in lieu of an annual meeting.

3. On October 17 , 2023, the Corporation’s special meeting of the stockholders in lieu of an annual meeting was duly called and held, upon notice in accordance with Section 222 of the DGCL, at which meeting the required number of shares were voted in favor of the Amendment.

4. Article IV of the Charter is hereby amended to add thereto the following:

“Effective upon filing this Certificate of Amendment to the Amended and Restated Certificate of Incorporation (the “Effective Time”) pursuant to Section 242 of the DGCL, each ten (10) shares of the Corporation’s Common Stock issued and outstanding immediately prior to the Effective Time shall automatically without further action on the part of the Corporation or any holder of such Common Stock, be reclassified, combined, converted and changed into one (1) fully paid and nonassessable share of Common Stock, subject to the treatment of fractional share interests as described below (the “Reverse Stock Split”). Any fractional shares resulting from the Reverse Stock Split and held by a single record stockholder shall be aggregated. No fractional shares shall be issued as a result of the Reverse Stock Split. Instead, any stockholder who would otherwise be entitled to a fractional share of Common Stock as a result of the Reverse Stock Split shall be entitled to receive a cash payment equal to the product of such resulting fractional interest in one share of Common Stock multiplied by the closing trading price on The Nasdaq Stock Market LLC of a share of Common Stock on the last trading day immediately prior to the date on which the Effective Time occurs. Each certificate or book entry share that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the elimination of fractional share interests as described above.”

5. This Amendment shall become effective at 4:00 p.m. Eastern Time on October 19, 2023.

IN WITNESS WHEREOF, this Certificate of Amendment has been executed by a duly authorized officer of the Corporation as of October 19, 2023.

By:	/s/ Mary Kay Fenton
Name: Mary Kay Fenton
Title: Chief Financial Officer and Interim Chief Executive Officer and President